PRESS RELEASE

BANRO ANNOUNCES Q4 and RECORD 2016 PRODUCTION RESULTS

Toronto, Canada – January 11, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces preliminary operating results for the fourth quarter of 2016.

HIGHLIGHTS

•

Twangiza and Namoya produced a combined 50,449 ounces of gold during the fourth quarter of 2016, for 2016 annual consolidated gold production of 197,691 ounces. This production level represents an annual production record for the Company.

•	Twangiza produced 26,395 ounces of gold in the fourth quarter of 2016, for 2016 annual gold production of 104,438 ounces.
•	Namoya produced 24,054 ounces of gold in the fourth quarter of 2016, for 2016 annual gold production of 93,253 ounces.

Twangiza Update

Mining productivity continued to improve during the fourth quarter of 2016, with Twangiza moving increased amounts of waste material with the goal of achieving increased ore deliveries in future quarters. Recoveries at Twangiza during the quarter continued to be impacted by the blend of ore types based on available mining. The combined impact of lower than expected mill throughput and recoveries during the fourth quarter resulted in the gold production at Twangiza remaining consistent with the previous quarters of 2016 rather than increasing as expected.

The fourth quarter and 2016 full year results for the Twangiza mine, in comparison to the same periods of 2015 and the third quarter of 2016, are as follows:

Operating Metrics	Units	Q4 2016	Q4 2015	% Change	Q3 2016	% Change	2016	2015	% Change
Total material mined	Tonnes	1,601,524	831,135	93%	1,420,698	13%	4,955,679	3,284,874	51%
Total ore mined	Tonnes	500,385	427,332	17%	588,897	(15%)	1,999,565	2,061,731	(3%)
Total ore milled	Tonnes	406,044	415,509	(2%)	437,375	(7%)	1,673,178	1,714,593	(2%)
Head grade	g/t Au	2.85	2.82	1%	2.62	9%	2.71	3.03	(11%)
Recovery	%	71.0	81.0	(12%)	67.0	6%	72.7	80.9	(10%)
Strip ratio	t:t	2.20	0.94	134%	1.41	56%	1.48	0.59	151%
Gold production	Ounces	26,395	30,440	(13%)	25,187	5%	104,438	135,532	(23%)

Namoya Update

Ore mined increased 11% from the third quarter of 2016 while ore stacked in the fourth quarter of 2016 was consistent with the third quarter of 2016. Continued improvements in mining productivity allowed the operations to maintain consistent stacking rates during the quarter; however, expected increases in stacking rates were not achieved due to restrictions in available ore zones. This also resulted in the average grade stacked being lower than the previous quarter. Gold production in the fourth quarter of 2016 decreased from the third quarter of 2016 to 24,054 ounces as a result of the lower ore grades stacked during the quarter.

The fourth quarter and 2016 full year production results for the Namoya mine, compared to the same periods in 2015 and the third quarter of 2016, are as follows:

Operating Metrics	Units	Q4 2016	Q4 2015	% Change	Q3 2016	% Change	2016	2015	% Change
Total material mined	Tonnes	2,950,552	1,772,346	66%	2,709,422	9%	9,547,497	4,768,041	100%
Total ore mined	Tonnes	666,037	390,532	71%	602,183	11%	2,100,169	1,179,096	78%
Total ore stacked	Tonnes	653,049	383,913	70%	656,724	(1%)	2,209,212	1,416,179	56%
Head grade	g/t Au	1.78	2.35	(24%)	1.87	(5%)	1.89	1.88	1%
Strip ratio	t:t	3.43	3.54	(3%)	3.50	(2%)	3.55	3.04	17%
Gold production	Ounces	24,054	15,901	51%	28,190	(15%)	93,253	47,837	95%

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (“DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221 Ext. 3213
+1-800-714-7938 Ext. 3213
info@banro.com